3

South Street Securities LLC
Statement of Operations
Year Ended December 31, 2015
(Confidential Treatment Requested)

Revenue	
Interest income	$ 105,260,552
Interest expense	60,118,351
Net interest income	45,142,201
Net loss from principal transactions (see note 7)	(14,891,093)
Net revenues	30,251,108
Expense	
Professional services	8,547,394
Execution and clearing fees	4,676,209
Equipment, software and market data services	2,256,378
Referral fees	1,727,979
Other expenses	1,004,873
Total expenses	18,212,833
Net income	$ 12,038,275

The accompanying notes are an integral part of these financial statements.